December 3, 2007

VIA FACSIMILE AND EDGARLINK TRANSMISSION

Larry Spirgel, Assistant Director

Kyle Moffatt, Accounting Branch Chief

Inessa Kessman, Senior Staff Accountant

Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

RE:	NTN Buzztime, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 16, 2007

Forms 10-Q for Fiscal Quarter Ended June 30, 2007
File No. 001-11460

Dear Mr. Spirgel,

On behalf of NTN Buzztime, Inc. (“the Company”), we are responding to the comment letter dated November 9, 2007 from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC), with respect to the above-referenced periodic reports on Form 10-K and Form 10-Q filed by NTN. Set forth below are NTN’s responses to the Staff’s comments. For your convenience, each of the Staff’s comments precedes the corresponding response.

FORM 10-K for the Fiscal Year Ended December 31, 2006

Consolidated Statements of Cash Flows, page F-8

1.	We note you have a line item called “Net change in loans to discontinued operations” represents. Tell us what is included in this line item and why it is appropriate to classify it as cash flows used in investing activities.

Response

The net change in loans represents the net funds provided to our subsidiaries for operational and financing activities. During the third quarter, we reviewed CPCAF Alert #98, “Cash Flows for Operating Activities.” Accordingly, we have reported the cash flows from our discontinued operations by operating, financing and investing activities beginning with the Form 10Q for the quarter ended September 30, 2007.

Note 1 – Organization and Summary of Significant Accounting Policies Critical Accounting Policies and Estimates, page F-11

2.	We note that you record “deferred costs and revenues related to the costs and related installation revenue associated with installing new customer sites.” We also note that you are amortizing these amounts over an estimated three-year average life of the customer relationship.

•

Please tell us whether your deferred installation revenue exceeds deferred costs for your contracts. Deferrable costs up to the amount of non-refundable deferred revenue are considered realizable because the recognition of the deferred revenue will offset the recognition of deferred costs.

•

If your deferrable costs exceed the deferred installation revenue for a specific contract, such excess costs are under the scope of Questions 3 and 4 of SAB Topic 13(A)(3)(f). As such, the incremental direct costs incurred related to the acquisition or origination of a customer contract that may or may not generate deferred revenue, unless specifically provided for in the authoritative literature, may be either expensed as incurred or accounted for in accordance with paragraph 4 of Technical Bulletin 90-1 or paragraph 5 of Statement 91. Accordingly, if the excess costs can be recovered over the initial contract term for each specific customer (i.e. a specific contractual arrangement exists, the contractual arrangement and probable and objectively supportable net margins exist during the initial term of the contractual arrangement to support the recoverability of the deferred costs), you should recognize such costs over the period of the related contract.

•

If applicable, please confirm to us that the excess costs, and any other costs to provide services for that initial contract period, can be recovered over the initial contract term. If so, you should revise to limit the amortization period to the initial contract term for each specific customer. If you are unable to recover the excess costs or any portion thereof, you should revise to expense such costs immediately.

•	If applicable, if a customer terminates its contract during the initial contract term, the related customer deferred costs should be written off.

Response

Deferred costs exceed our deferred revenue; however, the excess cost is recoverable over the initial contract term as the total contract revenue exceeds the cost of the contract. The average annual contract revenue is approximately $8,000 and the installation and commission costs per installation are approximately $1,300. Although the initial contract term is one year, our average contract period is estimated at 3 years based on past experience. Also, our margins have remained relatively consistent at 69% - 70%, the Company has specific contractual arrangements with the customers that are legally enforceable and all related deferred costs are written off when a customer terminates its contract during the initial contract term.

3.	We note on page F-12 that you utilized an independent third-party valuation firm to assist you in calculating the fair values for Software Solutions and NTN Canada, Inc. While you are not required to make reference to this independent third-party, when you do you should also disclose the name of the expert. If you decide to delete your reference to the independent third-party, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Please confirm to us in your response letter that the experts are aware of being named in the filing and comply with this comment regarding references to independent valuations in future filings. Similarly address your reference to a third party valuation firm on page 37.

Response

The independent third-party valuation firm has requested that we not make reference to their firm in future filings. Therefore, in future filings we will provide disclosures that explain the method and assumptions used by management to determine the valuation.

Impact of SFAS No. 123R, page F-16

4.	We note that you account for changes in fair values between reporting dates in accordance with FIN 28. However, FIN 28 has been superseded by SFAS 123R. Please revise or advise.

Response

Changes in fair values between reporting dates are accounted for pursuant to SFAS 123R. We will remove reference to FIN 28 in future filings and correctly reference SFAS 123R.

Goodwill and Other Intangible Assets, page F-17

5.	We note you performed your annual test for goodwill impairment for Software Solutions as of August 31, 2006. In November 2006, subsequent to the valuations you re-evaluated the Software Solutions goodwill and intangibles and determined that Software Solutions goodwill of approximately $2.2 millions was fully impaired. Tell us what occurred or changed during the two months between August 31, 2006 and November 2006 that caused this significant impairment. Also, tell us how you tested goodwill for impairment in August 2006 and November 2006.

Response

The original marketing plan was to market both the NTN Wireless Communications subsidiary and NTN Software Solutions to a single buyer. Management’s intent was to bundle the software solutions business with the Wireless division enhancing the value of the software division due to the synergies of the two divisions combined.

However, based on market response, the Company was not able to sell the segment as a whole, but rather, individually. The Company started to market Software Solutions as a separate business and received offers for the business that were far less than the net book value of the subsidiary. Based upon the market response, management determined that the Company would need to heavily invest in the development of a web interface to remain competitive, thereby, prompting another valuation of the business.

Management considered the following business variables: ability to gain market share, resources required for development to remain competitive, existing market position, renewal of support and maintenance agreements, and new competitors entering the market. Management retained a third party valuation firm which used two valuation methods: the market approach (guideline and transaction method) and income approach – discounted cash flow.

The goodwill impairment was measured through a two-step process. In the first step, the fair value of the reporting unit was compared to its carrying value. If the fair value is in excess of the carrying value, the goodwill of the reporting unit is not impaired, and the second step of the impairment test is not necessary which was the case in August 2006. However, in November 2006, the carrying value of the reporting unit exceeded its fair value based on the new information management had obtained; therefore, the second step of the goodwill impairment test was performed to measure the amount of impairment loss. In the second step, the implied fair value of goodwill is measured (as the excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities, including any unrecognized intangible assets), and compared to the carrying value of goodwill. The excess (if any) of the carrying value of goodwill as compared to the implied fair value of goodwill resulted in the goodwill impairment loss.

The valuation results for each respective period are as follows:

August 2006,
Fair value of Invested Capital	$7,140,000
Carrying value of Invested Capital	$2,585,000
Second step not required
November 2006
Fair value of Invested Capital	$200,000
Carrying value of Invested Capital	$2,596,000
Required second step:
Fair Value of Goodwill	($24,000)
Carrying Value of Goodwill	$2,235,000

Note 5 – Cumulative Convertible Preferred Stock, page F-25

6.	We note that your Series A Preferred Stock have cumulative fixed annual dividends of 10 cents per share and have no voting rights. We also note your statement that the conversion rate is subject to adjustment in certain events and is established at the time of each conversion. Please note that an embedded conversion feature within convertible preferred stock must be assessed under paragraph 12 of SFAS 133 to determine whether the embedded conversion feature should be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in earnings. In addition, embedded conversion features that meet the criteria for bifurcation under SFAS 133 may qualify for the paragraph 11(a) scope exception in SFAS 133. In analyzing whether the conversion feature meets the paragraph 11(a) scope exception, you must determine whether the conversion feature would be classified within stockholders’ equity. To determine classification, the conversion feature must be analyzed under EITF 00-19. Please tell us how you considered SFAS 133 and EITF 00-19 when evaluating whether your cumulative convertible preferred stock has a conversion feature that should be bifurcated. Refer to http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf for more guidance.

7.	If you determined that the conversion feature should not be bifurcated, tell us how you considered classification in permanent equity or temporary equity by reference to ASR 268 and EITF D-98.

Response

EITF 00-19 and SFAS 133 are not applicable due to paragraph 50 (as amended) as follows:

“At the date of initial application, an entity shall choose to either (a) recognize as an asset or liability in the statement of financial position all embedded derivative instruments that are required pursuant to paragraphs 12 – 16 to be separated from their host contracts or (b) select either January 1, 1998 or January 1, 1999 as a transition date for embedded derivatives. If the entity chooses to select a transition date, it shall recognize as separate assets and liabilities (pursuant to paragraphs 12-16) only those derivatives embedded in hybrid instruments issued, acquired, or substantively modified by the entity on or after the selected transition date. That choice is not permitted to be applied to only some of an entity’s individual hybrid instruments and must be applied on an all-or-none basis.”

The Company’s preferred stock was issued prior to 1998 and the Company chose a transition date of January 1, 1998. Accordingly, the Company will recognize as separate assets and liabilities only those derivatives embedded in hybrid instruments issued, acquired, or substantively modified by the Company on or after our selected transition date. There have been no substantive modifications to the preferred stock since the stock was first issued.

As we have determined that the conversion feature should not be bifurcated, the Company has reviewed EITF D-98 and ASR 268 to determine if the investment security should remain classified as permanent equity. EITF D-98, paragraph #4 states “all of the events that could trigger redemption should be evaluated separately and that the possibility that any triggering event that is not solely within the control of the issuer could occur, without regard to probability, would require the security to be classified outside of permanent equity.” There are no events that are outside of the control of the Company, therefore, in accordance with EIFT D-98, the preferred stock is appropriately classified as permanent equity.

Furthermore, ASR 268 makes reference to the financial statement presentation of preferred stock subject to mandatory redemption requirements or whose redemption is outside the control of the issuer. As the Company does not have any preferred stock subject to mandatory redemption requirements, this accounting release is not applicable.

Note 16 – Segment Information, page F-35

8.	We note that you only show geographical information for your Buzztime iTV Network segment implying that only Buzztime iTV Network has revenue and assets outside of the United States. Please disclose all revenue and long-lived assets by geographic location.

Response

Buzztime iTV Network segment is the only segment that has foreign operations. This was specifically disclosed in the Company’s Form 10-Q for the quarter ended September 30, 2007. We will continue to disclose this in future filings.

Form 10-Q for the quarterly period ended March 31, 2007

Results of Continuing Operations

Other Income, page 24

9.	We note that along with the restructuring, certain assets were sold and you granted a license for the related licensed materials to a former employee. We further note that you recognized a gain related to the transaction. Provide us with more details of the transaction and provide us with your journal entries.

Response

The assets that were sold had a book value of $6,000 and consisted of office furniture which was offset against the proceeds from the transaction. The license granted to the former employee was an exclusive, non-transferable, irrevocable license and right to install, service, support, advertise and market the Licensed Materials of the Interactive Events Business. Additionally, the former employee was granted a non-exclusive, non-transferable, irrevocable license and right to use the copy written WIPEOUT Game Format solely for the purpose of using the Licensed Materials.

The following journal entry was made:

Dr. Cash	$100,000
Cr.	Fixed Assets	$6,000
Cr.	Gain on sale	$94,000

The above transaction is in Canadian dollars. The Company does not have any further obligations related to this transaction.

Form 10-Q for the quarterly period ended June 30, 2007

Condensed Consolidated Statements of Cash Flows, page 6

10.	We note your “reclass of investment to accounts receivable.” Tell us more about this reclassification including why it was appropriate.

Response

The Company sold 100% of its investment in a limited partnership with a book value of $69,000 to an unrelated party in exchange for $77,000. The counterparty paid 5% upfront and the remaining balance is payable in equal monthly installments until June 30, 2008. Since the proceeds were not received upon the sale, this was reported as a non cash investment activity.

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses contained in this letter, you can call me at 760-929-5280.

Yours Truly,

/s/ Kendra Berger
Kendra Berger Chief Financial Officer